Exhibit 99.1

CI Financial to Acquire Dowling & Yahnke, a Leading San Diego Wealth Advisory Firm with US$5.1 Billion in Assets

Acquisition boosts CI’s U.S. Assets to US$63 billion and total assets to US$230 billion

TORONTO & SAN DIEGO--(BUSINESS WIRE)--May 10, 2021--CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX) and Dowling & Yahnke, LLC (“D&Y”) today announced an agreement under which CI will acquire the San Diego-based registered investment advisor firm with US$5.1 billion in assets.

D&Y, which does business as Dowling & Yahnke Wealth Advisors, was founded in 1991 and serves over 1,300 clients, primarily individuals, families, and non-proﬁt organizations. D&Y provides comprehensive investment management and financial planning services tailored to clients’ individual life and legacy goals. The firm’s accolades include being named to the FT 300 Top Registered Investment Advisors list every year since the list’s inception in 2014. Additionally, Chief Executive Officer Dale Yahnke was ranked No. 23 on the Barron’s 2020 list of Top 100 Independent Financial Advisors, the 14th time he has made the list, and was named to the Barron’s Advisor Hall of Fame in 2019.

“Dowling & Yahnke is one of the top RIAs in the U.S. and we’re thrilled to welcome the team to CI,” said Kurt MacAlpine, CI Chief Executive Officer. “Dale Yahnke and his team have built an exceptional business distinguished by their dedication to clients, deep expertise in holistic wealth planning, and an enduring reputation for excellence.”

The transaction is expected to increase CI’s total U.S. assets to US$63 billion (C$79 billion), continuing the company’s rapid growth in wealth management. CI entered the U.S. registered investment advisor (“RIA”) sector in January 2020 with the goal of building the nation’s leading private wealth firm. The company has since become the fastest-growing RIA platform in the U.S. through an ambitious series of acquisitions.

“D&Y is our second-largest RIA acquisition to date and will be the sixth RIA in our group to have over C$5 billion in assets,” Mr. MacAlpine said. “Our vision and value proposition continue to resonate with advisors, and we’re honored that the country’s leading RIAs are choosing to partner with CI.”

“Our firm was founded 30 years ago on the idea of placing the best interests of our clients above all else,” said Mr. Yahnke. “A strategic partnership with CI at this time allows D&Y to reach new heights in delivering a further elevated level of professional service for those that would trust us with the responsibility of overseeing their complete financial picture.

“We are impressed by CI’s depth of experience in wealth management as well as the caliber of the firms they are assembling to create a premier, national wealth management organization. Being part of CI ensures enhanced support and services for our clients, continued growth for our firm, and new opportunities for our employees. We look forward to working with CI and its other partner firms in this exciting new stage of development for the collective team.”

D&Y will be CI’s first San Diego location and its addition is expected to more than double CI’s assets in the key southern California market. This transaction represents CI’s 18th RIA acquisition (including acquisitions by CI-affiliated RIAs) and is expected to increase CI’s total assets under management and wealth management assets globally to approximately US$230 billion (C$289 billion).

CI’s U.S expansion reflects its strategic priorities of globalizing the firm and expanding its wealth management platform. As part of this, CI will be extending the CI Private Wealth brand to its operations in the United States.

The D&Y transaction is expected to close later this quarter, subject to regulatory, stock exchange, and other customary closing conditions. Financial terms were not disclosed.

D&Y was advised by the Asset & Wealth Management Investment Banking team of Raymond James Financial, Inc. and Alston & Bird LLP. Hogan Lovells US LLP was legal advisor to CI.

All asset amounts are as at March 31, 2021.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI managed and advised on approximately C$240.6 billion (US$192 billion) in client assets as at March 31, 2021. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through Assante Wealth Management (Canada) Ltd., CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management business consists of holdings in 13 registered investment advisor firms across the country. CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

The FT 300 assesses registered investment advisors based on desirable traits for investors and presents the FT 300 as an elite group, not a competitive ranking of one to 300. RIAs must complete an application to be considered. The formula the FT uses to grade advisers is based on six broad factors and calculates a numeric score for each adviser. Areas of consideration include AUM, asset growth, the company’s age, industry certifications of key employees, SEC compliance record and online accessibility.

The Barron’s advisor ranking reflects the volume of assets overseen by the advisors and their teams, revenues generated for the firms, and the quality of the advisors’ practices. Barron’s requested Dowling & Yahnke to apply for the ranking. The information for the ranking was compiled by the advisor and may or may not be verified by Barron’s. It is unknown as to the number of applicants considered for the ranking and the percentage of applicants that made the ranking. The award should not be viewed as representative of any one client’s experience and should not be taken as an indication of performance by Dowling & Yahnke and any of its clients. While Dowling & Yahnke did not pay a fee to apply for the award, the firm does purchase goods or services from the publisher of the award (such as subscriptions to the publication, reprints of the ranking, and payment to be included in other Barron’s-published lists). Barron’s Hall of Fame is an award honoring a group of advisors who exemplify long-term success and commitment to their clients. Each member of the Hall of Fame has appeared in 10 or more of Barron’s annual Top 100 Advisor rankings.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the acquisition of D&Y will be completed and its asset levels will remain stable, the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
United States
Trevor Davis, Gregory FCA for CI Financial
610-415-1145
cifinancial@gregoryfca.com

Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com